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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. 1) *



                      Tri-County Financial Corporation
             --------------------------------------------------
                             (Name of Issuer)


                                Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                                89546
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 8 pages
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CUSIP No. 89546               13G          Page 2 of 8 Pages

1.   NAME OF REPORTING PERSON:
     Tri-County Federal Savings Bank of Waldorf
     Employee Stock Ownership - 401(k) Savings Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     52-165213

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ X ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Maryland

NUMBER OF       5.    SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        46,498
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:         0
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:  46,498

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     46,498

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.6%


12.  TYPE OF REPORTING PERSON: EP
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CUSIP No. 89546               13G          Page 3 of 8 Pages

1.   NAME OF REPORTING PERSON:
     Gordon O'Neill

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER          27,485
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        46,498
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:    27,485
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:  46,498

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     73,983

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.9%



12.  TYPE OF REPORTING PERSON:  IN

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CUSIP No. 89546               13G          Page 4 of 8 Pages

1.   NAME OF REPORTING PERSON:
     William Runyon

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER          13,891
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        46,498
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:    13,891
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:  46,498

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     60,389

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.0%



12.  TYPE OF REPORTING PERSON:  IN

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                                               Page 5 of 8 Pages
                 Securities and Exchange Commission
                        Washington, D.C.  20549

ITEM 1(a)  NAME OF ISSUER.
           Tri-County Financial Corporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           3035 Leonardtown Road
           Waldorf, Maryland  20602

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Tri-County Federal Savings Bank of Waldorf Employee Stock Ownership - 401(k) Savings Plan ("KSOP"), and the following individuals who serve as trustees of the trust established under the KSOP: Gordon O'Neill and William Runyon.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

    (h)    [x]   Group, in accordance with Rule 13d-
                 1(b)(l)(ii)(H).

Item (a) (b) (c) (d) (e) (g) - not applicable.

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                                              Page 6 of 8 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 13.7 of the KSOP, Tri-County Federal Savings Bank of Waldorf, acting as the KSOP Committee, has the power to direct the receipt of dividends on shares held in the KSOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed on behalf of the KSOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the KSOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                              Page 7 of 8 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRI-COUNTY FEDERAL SAVINGS BANK OF WALDORF
EMPLOYEE STOCK OWNERSHIP PLAN - 401(K) SAVINGS PLAN



     /s/ Gordon O'Neill                                    February 11, 1997
      ------------------------------                        -----------------
     Gordon O'Neill, as Trustee                            Date


      /s/ William Runyon                                    February 10, 1997
      -----------------------------                         -----------------
     William Runyon, as Trustee                            Date


/s/ Gordon O'Neill                                          February 11, 1997
--------------------------------------------                ------------------
Gordon O'Neill, as an Individual Stockholder               Date


/s/ William Runyon                                          February 10, 1997

--------------------------------------------                -----------------
William Runyon, as an Individual Stockholder                Date


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                                              Page 8 of 8 Pages

Exhibit A
---------
                Identification of Members of Group
                ----------------------------------
     The trustees of the KSOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the KSOP. Pursuant to
Section 13.6 of the KSOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated shall be voted by the trustee in the manner directed by the issuer in its capacity as the KSOP Committee. Pursuant to Section 13.3 of the KSOP, the trustees exercise investment direction as directed by the issuer in its capacity as the KSOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the KSOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.